

Mail Stop 3720

March 9, 2017

Kenichiro Yoshida
Executive Deputy President and Chief Financial Officer
Sony Corporation
7-1, Konan 1-Chome, Minato-Ku
Tokyo 108-0075
Japan

   Re: **Sony Corporation**
      Form 20-F for the Fiscal Year Ended March 31, 2016
      Filed June 17, 2016
      File No. 001-06439

Dear Mr. Yoshida:

  We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

  Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

  After reviewing your response to these comments, we may have additional comments.

Item 5. Operating and Financial Review and Prospects

Operating Performance by Business Segment, page 47

1. In future filings, enhance your segment disclosure to include greater detail with respect to the underlying reasons for any significant recent events, uncertainties, or trends in sales that are reasonably likely to have a material effect on your revenues or profitability. We note, for purposes of example only, that both revenues and sales for your Imaging Products and Solutions segment have declined steadily over the last three fiscal years and you will consolidate this segment into a wholly-owned subsidiary at the start of fiscal 2017. The reasons why sales have declined should be explained, and any steps that management is planning to address this negative trend should be detailed. Please refer to Item 5(D) of Form 20-F.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

You may contact Christie Wong, Staff Accountant, at (202) 551-3684 or Dean Suehiro, Senior Staff Accountant, at (202) 551-3384 if you have questions regarding comments on the financial statements and related matters. Please contact Joshua Shainess, Attorney-Adviser, at (202) 551-7951 or me at (202) 551-3810 with any other questions.

Sincerely,

/s/ Larry Spirgel

Larry Spirgel
Assistant Director
AD Office 11 – Telecommunications